November 6, 2013

Mr. Bryan J. Pitko for
Mr. Jeffrey P. Reidler
Assistant Director
Securities and Exchange Commission

Re:	TNI BioTech, Inc.
Response to Comment Letter Dated October 23, 2013 regarding Amendment No. 5 to the Registration Statement on Form 10-12G
File No. 000-54933

Dear Messrs Pitko and Riedler

On behalf of TNI BioTech, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of October 23, 2013 containing comments regarding the Amendment No. 5 to Registration Statement on Form 10-12G filed on October 11, 2013. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.  Financial Information
Management’s Discussion  and  Analysis  of Financial  Condition  and  Results of  Operations Results of Operations –   Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

1.   Refer to your response to comment 3.  As previously requested, please provide proposed disclosure to comply with Rule 3-03(b) of Regulation S-K for your results of operations for your interim period.  We note that the disclosure provided in your Form 10-Q for the six months ended June 30, 2013 does not comply with Rule 3-03(b) either.  Include in your proposed disclosure a discussion of research and development including a breakdown of costs by product for each period presented.

Research Operations

We continue to build our research and development (“R&D”) organization and capabilities focusing primarily on new uses for opioid-related immunomodulatory therapies, such as low-dose naltrexone (“LDN”) and Met-enkephalin (“MENK”). These therapies stimulate and otherwise alter the immune system in such a way that provide the potential to treat a variety of diseases that have abnormalities in the immune system.

Our R&D priorities include development of methionine-enkephalin (MENK, IRT-101), a small synthetic peptide that is naturally occurring in the body, and low dose naltrexone (LDN, IRT-103), an opioid receptor antagonist.  Our pipeline provides two therapies with an extremely wide range of indications that can be pursued.  Both molecules have the ability to balance and/or correct the immune system in order to treat a variety of autoimmune diseases including multiple sclerosis, immune disorders such as Crohn’s disease, cancer, and viral infections such as HIV/AIDS.

Our R&D is overseen and managed internally, working with individuals, universities, and Contract Research Organizations (CROs) in order to utilize patents that we have licensed or acquired since our inception.  We continue to seek to expand our pipeline by reviewing other compounds, technologies or capabilities. We also seek out promising compounds and innovative technologies developed by third parties to incorporate into our discovery and development processes or projects.

Drug discovery and development is time-consuming, expensive and unpredictable. According to the Pharmaceutical Research and Manufacturers of America (PhRMA), out of 5,000-10,000 screened compounds, only 250 enter preclinical testing, five enter human clinical trials and one is approved by the FDA. The process from early discovery or design to development to regulatory approval can take more than 10 years. Drug candidates can fail at any stage of the process, and candidates may not receive regulatory approval even after many years of research.

As of June 30, 2013, we had two compounds (IRT-101 and IRT-103) in research and development.  We currently have two active development programs in oncology and Crohn’s disease; both moving into Phase 3 clinical trials in early 2014.

Research and Development (R&D) Expenses

	Three Months Ended			Six Months Ended
(in US Dollar Millions)	June 30, 2013	June 30, 2012	% Change	June 30, 2013	June 30, 2012	% Change
Research and development expenses	$6,112	$0	n/a	$9,092	$0	n/a

The Company's R&D activities commenced in the third quarter of 2012, the Company having only completed the initial acquisition of MENK-related patents required for research in the second quarter of that year.  There was no spending on research and development during the first six months of 2012.  Accordingly, comparisons between R&D spending in the first six months of 2013 with the corresponding period in 2012 are not possible.

The Company's R&D efforts were focused in the first six months of 2013 on the development of two products - LDN and MENK - for use in opioid-related immunomodulatory therapies.  In the first six months of 2013, the Company reported R&D expenditures of $9,092,181.  Approximately 75% of that amount was spent on the development of LDN, the balance on MENK.

R&D expenses in the first six months of 2013 consisted primarily of payments of salaries to R&D employees, cash and stock payments to contractors engaged to perform specific R&D activities, and related travel and administrative expenses.  R&D expenses in the second quarter of 2013 were $2,980,100, down from the total of $6,112,081 in the first three months of 2013, a decrease of 51%. Increases in payroll, cash payments to contractors and related R&D costs in the second quarter of 2013 were offset by a reduction in the cost of stock payments to R&D contractors, resulting in lower overall R&D expense.

The following table provides information about significant regulatory actions by, and filings pending with the FDA and regulatory authorities in the European Union, as well as additional indications and new drug candidates in late-stage development.

NEW DRUG CANDIDATES IN LATE-STAGE DEVELOPMENT
CANDIDATE	INDICATION

IRT-101	Pancreatic Cancer
IRT-103	Crohn’s Disease

Results of Operations, page 57
Stock Issued for Services and Stock Warrant Expense, page 59

2.   Please refer to your response to comment 1 and address the following:

(a) You state on page 69 in Item 11 and in Note 6 on page F-12 that the reverse stock split occurred on March 18, 2012, which differs from your latest response that the reverse split was on February 27, 2012.  Please tell us why you previously disclosed the date as March 18, 2012 and which date is appropriate.  In addition, please tell us how the different date affects your financial statements and why;

(b) The $.009 trading value is not consistent with the trading value as reported on Morningstar.com which presents $9 per share for the period.  In addition, there does not appear to be any volume during March so it is unclear how the $.009 trading value was derived.  Please tell us why you believe using $.009 as the trading value for your materiality assessment is appropriate;

(c) As previously requested, please revise your materiality assessment to encompass all of the transactions included in the June 7, 2013 correspondence; and

(d) As previously indicated, the dates of the transactions are not consistent with the dates in your June 7, 2013 correspondence.  For example, your June 7, 2013 correspondence stated that the 6,000,000 shares issued to Plotnikoff were agreed upon on March 23, 2013, which is consistent with your presentation on the Statements of Stockholders’ Equity.  However, your September 24, 2013 correspondence indicates those shares were issued on March 4, 2013, which is prior to your reverse split as indicated in your financial statements.  Please reconcile the conflicting information and tell us why no revision is necessary to your financial statements.

2a - The reverse stock split was effective on February 27, 2012.  A copy of the transaction detail from the stock transfer agent is attached.  The date of March 18, 2012 was an error.  The Form 10 will be amended to reflect the correct date. The difference of date does not have an effect on the financial statements.

2b – In connection with the SEC comment letter dated October 23, 2013 question number 2b, we called the OTC Markets to inquire why the exchange indicated that the trading value of the stock was $.009 on March 4, 2012 when the previous listed trade on February 27, 2012 was at $9 per share.  Based upon this inquiry, we learned that due to the Company’s CUSIP change, the old information and new information were not properly linked on all stock sites.  This resulted in incorrect information being reported on www.yahoo.com and www.otcmarkets.com.  The trading price for the Plotnikoff shares issued on March 4, 2012 (post stock split) should be valued at $9 per share assuming the prior stock trade as the fair market value.  However, these shares were recorded at $.001 per share.  As indicated in previous SEC response letters, the YAHOO site was used for the initial valuation which did not show any trading prior to the stock transaction.  Therefore, the Company initially used the par value.

If the Company were to record the issuance of common stock at the $9 per share value, the patents’ value would increase by $53,994,000.  It is management’s belief that if the Company recorded the patents at this value, it would result in an impairment of the patents immediately and entire balance would be written-off.  Management has also noted the limited number of trades during the first part of the year to establish the trading value for the Company.  The ending effect on the balance sheet at December 31, 2012 would be $0 with additional paid-in capital increasing by $53,994,000 and the accumulated deficit also increasing by $53,994,000.   The ending effect on the statement of operations for the year ended December 31, 2012 would be an increase in the net loss of $53,994,000.  A schedule of the changes in the financial statements if the adjustment were recorded along with the journal entries is provided below:

		If Recorded
	As Reported	at $9/share	Difference

Total assets	$19,027,237	$19,027,237	$-	0%

Total liabilities	$1,683,400	$1,683,400	$-	0%
Stockholders' equity (deficit)	17,343,837	17,343,837	-	0%
Total liabilities and stockholders' equity (deficit)	$19,027,237	$19,027,237	$-	0%

Net loss	$(174,989,490)	$(228,983,490)	$(53,994,000)	57%

	Debit	Credit
Patents	53,994,000
Additional paid-in capital		(53,994,000)
To revalue shares issued for patents.

Impairment expense	53,994,000
Patents		(53,994,000)
To record impairment of patents.

The Company used the information available at the time to value the stock transactions.  Subsequent to the filing, we learned that there was an error in the reporting of the stock trade values which resulted in an error in the December 31, 2012 financial statements.  Management evaluated the error in the December 31, 2012 financial statements and determined that the error was not material to the financial statements taken as a whole and also determined that the error would not affect a user’s decision-making negatively or positively given the nature of the non-cash transaction.  Since the December 31, 2012 financial statements were incorrect, a restatement would normally be required.  However, we do not believe a restatement is warranted for reasons as stated above.

2c – All transactions originally recorded at the par value of $.001 were recalculated to $9 post split shares and the overall effects on the financial statements are discussed above at 2b. Management has also determined that the adjustment would not affect a user’s decision-making negatively or positively given the nature of the non-cash transaction. Therefore, it is management’s opinion that the difference should not be recorded at December 31, 2012.

2d- The date of the Plotnikoff agreement is March 4, 2012.  The Company’s valuation of the stock price was as of March 4, 2013.  The March 23, 2012 date was used in one place in error (the rest of the Form 10 states the March 4, 2012 date).  The Form 10 will be modified throughout to reflect the date as of March 4, 2012. (As the reverse split was effective February 27, 2012, both dates are post-split and the mistaken reference to the March 23 date instead of March 4 does not affect the financial statements). The trading price of the common stock according the OTC Markets is $.009. However, as discussed in 2b, the information available at that time on the OTC Board was incorrect and the actual last trade price was $9 per share post stock split.  An adjustment in the calculation is not needed because the error was not material to the financial statements taken as a whole.  As discussed in 2b, management determined that the error would not affect a user’s decision making negatively or positively given the nature of the non-cash transaction and thus not material.  Since the December 31, 2012 financial statements were incorrect, a restatement would normally be required.  However, we do not believe a restatement is warranted due to the immateriality.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer

SIGNATURE STOCK TRANSFER, INC.
2632 Coachlight Court
Plano, Texas 75093

Telephone **(972) 612 - 4120**
Facsimile **(972) 612 - 4122**

____

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No.	New Company Name / Old Company Name	Effective Date	New Cusip No. / Old Cusip No.	Par ($) Inc. Auth Appointed ~ / New:Old Exchange Rate & Note
-3690	**TNI Biotech, Inc.**		872608 10 4	`.0001 `FL `500M `12-01-1998 ~TNIB
	N/C PH Environmental Inc.	`05-14-2012	69338E 10 7	`1:1
	N/C PH Environmental Inc.	`04-23-2012	69338E 10 7	`6% 144 Restricted Distribution (Mailed Directly To Holders)
	N/C Resort Clubs International, Inc.	`02-27-2012	761163 30 2	`1:1,000 Reverse (Divide By 1,000)
	Resort Clubs International, Inc.	`08-11-2005	761163 20 3	`2:1 Mandatory Forward (Divide By 500)
	Resort Clubs International, Inc.	`02-24-2005	761163 10 4	`1:200 Reverse (Divide By 100,000)
	N/C Galliano International Ltd.	`10-22-2004	363816 10 9	`1:500 Reverse (Divide By 50,000,000)
	Galliano International Ltd.	`07-31-1999	363816 10 9	`5.1 Forward (Add'l Mailed To Holders) (Divide By 50,000,000)
	NOTE ◆ `10-22-2004 AUTHORIZED CHANGE FROM `80M TO `500M◆			

MISCELLANEOUS

**All shares are rounded up to the next whole share unless otherwise stated.

**Please note - Signature Stock Transfer, Inc., the transfer agent for the above company, is not a stock broker and does not buy or sell securities, or quote securities. To learn the stock price of this, or any other security please consult your stock or investment broker.